TELEFONOS DE MEXICO, S.A. DE C.V.

CALLING

EXTRAORDINARY AND ANNUAL SHAREHOLDERS MEETINGS

By resolution of the Board of Directors adopted at its meeting held on March 9, 2005, holders of Telefonos de Mexico, S.A. de C.V. shares, are called to the Extraordinary and the Annual Shareholders Meetings that will be held on April 28, 2005 at 10:30 a.m. and 11:00 a. m., respectively, in the "Veronica" Auditorium located in Av. Marina Nacional # 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

EXTRAORDINARY MEETING

AGENDA

  Proposal to carry out a two-for-one stock split of Series "AA", "A" and "L", that will allow shareholders to receive two new shares for each share that they currently own, and other ancillary matters related thereof.

  Proposal to modify clause 6 of the bylaws. Resolutions in this matter.

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

ANNUAL MEETING

AGENDA

  Presentation and, if applicable, approval of the report of the Board of Directors concerning the Company's performance and operations for the fiscal year ended December 31, 2004; of the financial statements as of that date; and of the Statutory Auditor's report, in accordance with the terms of Article 172 of the "Ley General de Sociedades Mercantiles".

  Presentation and, if applicable, approval of a cash dividend of $0.76 Mexican pesos per outstanding share in four equal payments of $0.19 Mexican pesos per share, resulting from the net tax profit account, with its implicit dividend adjustment of $0.38 Mexican pesos per share and $0.095 Mexican pesos per payment if the stock split is approved. Dividend payments are proposed to be made in Mexico since June 23, 2005, since September 22, 2005, since December 20, 2005 and since March 23, 2006, respectively. Resolutions in this matter.

  Motion to increase an additional 6 billion pesos, the amount of funds that can be appropriated to purchase the Company's own shares, and the adoption or ratification of the relative resolutions regarding the corresponding repurchases of shares and the powers to carry them out, as well as any other related to the repurchase of shares.

  Ratification, if applicable, of the activities of the Board of Directors for the fiscal year 2004 and, expressly one of the resolutions adopted at its meeting held on May 12, 2004. Resolutions in this matter.

  Appointment or ratification, if applicable, of members of the Board of Directors, Executive Committee and Statutory Auditors, and other ancillary matters related thereof, including adoption of resolutions related to compensation for Board members.

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than April 27, 2005 by depositing their shares in the offices indicated below or by delivering the documents to the Company that prove its deposit in a Mexican or foreign banking institution, or with a Mexican broker. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional listings that are included in Article 78 of the "Ley del Mercado de Valores".

From the moment that this calling is published, the information and related documents of each issue of the Agenda for the two shareholders meetings will be immediately available and free of charge to shareholders. A designated representative may assist in place of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives can certify that they are duly authorized to vote on behalf of the shareholders, through a proxy prepared by the listed Company, that will be available to brokers to prove that they are representing shareholders of the listed Company within the term indicated in Article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, information documents and proxy mentioned above, will be available to shareholders or their certified representatives or brokers in the Company's headquarters located in Av. Parque Via # 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, April 6, 2005

Sergio Medina Noriega

Secretary of the Board of Directors

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TELEFONOS DE MEXICO, S.A. DE C.V.

CALLING

SPECIAL SHAREHOLDERS MEETING

By resolution of the Board of Directors adopted at its meeting held on March 9, 2005, holders of Telefonos de Mexico, S.A. de C.V. series "L" shares, are called to the Special Shareholders Meeting that will be held on April 28, 2005 at 10:45 a.m. in the "Veronica" Auditorium located in Av. Marina Nacional # 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

AGENDA

I. Appointment or ratification if applicable, of Board Members to be appointed by holders of Series "L" Shares.

II. Appointment of delegates to formalize and fulfill any of the resolutions made by this Meeting.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than April 27, 2005 by depositing their shares in the offices indicated below or by delivering the documents to the Company that prove its deposit in a Mexican or foreign banking institution, or with a Mexican broker. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional listings that are included in Article 78 of the "Ley del Mercado de Valores".

From the moment that this calling is published, the information and related documents of each issue of the Agenda for the two shareholders meetings will be immediately available and free of charge to shareholders. A designated representative may assist in place of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives can certify that they are duly authorized to vote on behalf of the shareholders, through a proxy prepared by the listed Company, that will be available to brokers to prove that they are representing shareholders of the listed Company within the term indicated in Article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, information documents and proxy mentioned above, will be available to shareholders or their certified representatives or brokers in the Company's headquarters located in Av. Parque Via # 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, April 6, 2005

Sergio Medina Noriega

Secretary of the Board of Directors